SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934

Gastar Exploration, Inc.
 (Name of Issuer)

Common Stock
(Title of Class of Securities)

367299203
(CUSIP Number)

James K. Phillips
301 Commerce Street, Suite 1900
Fort Worth, Texas 76109
(817) 348-8100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 12, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of stock reported herein is 4,190,000, which constitutes approximately 6.8% of the 61,214,014 shares of Common Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.  Unless otherwise stated, all ownership percentages set forth herein assume that there are 61,214,014 shares outstanding.

1.     Name of Reporting Person:

           Global Undervalued Securities Master Fund, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /X/

            (b) /   /

3.     SEC Use Only

4.     Source of Funds: WC (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Delaware

                         7.     Sole Voting Power:  -0-
Number of
Shares
Beneficially      8.     Shared Voting Power:  4,190,000
Owned By
Each
Reporting         9.     Sole Dispositive Power:  -0-
Person
With
                        10.     Shared Dispositive Power:  4,190,000

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          4,190,000

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 6.8%

14.     Type of Reporting Person: PN

1.     Name of Reporting Person:

           Kleinheinz Capital Partners, Inc.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /X/

            (b) /   /

3.     SEC Use Only

4.     Source of Funds: AF (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Texas

                         7.     Sole Voting Power:  -0-
Number of
Shares
Beneficially      8.     Shared Voting Power:  4,190,000
Owned By
Each
Reporting         9.     Sole Dispositive Power:  -0-
Person
With
                        10.     Shared Dispositive Power:  4,190,000

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          4,190,000

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 6.8%

14.     Type of Reporting Person: CO

1.     Name of Reporting Person:

           John B. Kleinheinz

2.     Check the Appropriate Box if a Member of a Group:

            (a) /X/

            (b) /   /

3.     SEC Use Only

4.     Source of Funds: WC (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: United States

                         7.     Sole Voting Power:  -0-
Number of
Shares
Beneficially      8.     Shared Voting Power:  4,190,000
Owned By
Each
Reporting         9.     Sole Dispositive Power:  -0-
Person
With
                        10.     Shared Dispositive Power:  4,190,000

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          4,190,000

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 6.8%

14.     Type of Reporting Person: IN

1.     Name of Reporting Person:

           Fred N. Reynolds

2.     Check the Appropriate Box if a Member of a Group:

            (a) /X/

            (b) /   /

3.     SEC Use Only

4.     Source of Funds: WC (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: United States

                         7.     Sole Voting Power:  -0-
Number of
Shares
Beneficially      8.     Shared Voting Power:  4,190,000
Owned By
Each
Reporting         9.     Sole Dispositive Power:  -0-
Person
With
                        10.     Shared Dispositive Power:  4,190,000

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          4,190,000

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 6.8%

14.     Type of Reporting Person: IN

PREAMBLE.

This Schedule 13D supersedes the Schedule 13G, dated October 31, 2013, filed by Global Undervalued Securities Master Fund, L.P., a Delaware limited partnership (the “Master Fund”), Kleinheinz Capital Partners, Inc., a Texas corporation (“Kleinheinz Inc.”), and Mr. John B. Kleinheinz (collectively with the Master Fund and Kleinheinz Inc., the “Kleinheinz Parties”).  This Schedule 13D is filed by the Kleinheinz Parties and Mr. Fred N. Reynolds (collectively, the “Reporting Persons”), relating to shares of Common Stock of Gastar Exploration Ltd., now Gastar Exploration, Inc.  This Schedule 13D is being filed because the Reporting Persons may no longer qualify to file on Schedule 13G.  See Item 4 below.

ITEM 1.   SECURITY AND ISSUER.

This Schedule 13D relates to shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Gastar Exploration, Inc., a Delaware corporation (the “Issuer”), purchased for the account of the Master Fund and for the account of Fred N. Reynolds.  The principal executive offices of the Issuer are located at 1331 Lamar Street, Suite 650, Houston, Texas 77010.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) This Schedule 13D statement is filed jointly on behalf of the following Reporting Persons: Master Fund, a Delaware limited partnership; Kleinheinz Inc., a Texas corporation; Mr. John B. Kleinheinz, a United States citizen; and Mr. Fred N. Reynolds, a United States citizen.  Mr. Kleinheinz is the sole director and President of Kleinheinz Inc.  In addition to Mr. Kleinheinz, the other executive officer of Kleinheinz Inc. is James K. Phillips, a United States citizen.  The Reporting Persons are filing this Schedule 13D jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1 and incorporated herein by reference (the “Joint Filing Agreement”).

Kleinheinz Inc. serves as the general partner of the Master Fund.  The Master Fund and Kleinheinz Inc. are owned 100% by Mr. Kleinheinz.  The principal business of the Master Fund is investments.

(b) The business address, which also serves as the principal office address, of the Master Fund, Kleinheinz Inc., Mr. Kleinheinz and Mr. Phillips is 301 Commerce Street, Suite 1900, Fort Worth, Texas 76102.  The business address of Mr. Reynolds is 420 Throckmorton, Suite 750, Fort Worth, Texas 76102.

(c) The principal occupation of Mr. Kleinheinz is a private investor and President of Kleinheinz Inc.  Kleinheinz Inc. provides accounting and business support to Mr. Kleinheinz and another customer.  The principal occupation of Mr. Phillips is Chief Financial Officer of Kleinheinz Inc.  The principal occupation of Mr. Reynolds is oil & gas consulting.

(d)  None of the Reporting Persons, nor Mr. Phillips, have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  None of the Reporting Persons have, nor Mr. Phillips, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The citizenship or place of organization of all Reporting Persons is listed in paragraph (a) of this Item 2.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The net investment costs (including commissions, if any) of the shares of Common Stock purchased by the Reporting Persons are $15,337,000.  The source of funds to purchase the Reporting Persons’ shares of Common Stock was the working capital of the Reporting Persons.

ITEM 4.  PURPOSE OF TRANSACTION.

(a) – (j) The Reporting Persons have had conversations and meetings with representatives of the Issuer.  These conversations have been positive and collaborative in nature to assist the Reporting Persons in understanding the progress of the business operations of the Issuer.  The Reporting Persons and the Issuer have discussed the possibility of granting board observation rights or board seats to Mr. Kleinheinz and/or Mr. Reynolds for the purposes of improving the Reporting Persons’ monitoring of the Issuer’s operations and coordination with the Issuer’s working interests in wells and acreage operated by Husky Ventures.  Mr. Kleinheinz and Mr. Reynolds both hold significant economic interests in the same Hunton Limestone acreage (Kingfisher and Canadian counties, Oklahoma) which Issuer purchased from Chesapeake Energy in June 2013 and which is operated by Husky Ventures.  At the time of filing this Schedule 13D, the Reporting Persons and the Issuer have not come to any agreement on granting any type of observation or access rights or board seats to the Reporting Persons.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  The Reporting Persons also intend to discuss the assets, business, strategy, financial condition and/or operations of the Issuer and how to maximize shareholder value.  Subject to applicable law and regulations, and, depending upon certain factors, including without limitation, general market and investment conditions, the financial performance and strategic direction of the Issuer, and the availability of shares of Common Stock at prices that would make the purchase of such shares desirable, the Reporting Persons may increase their position in the Issuer through the purchase of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons deem advisable.

In addition, the Reporting Persons may, from time to time and at any time, acquire other equity, debt, notes, instruments or other securities of the Issuer (collectively with the Common Stock, “Securities”) in the open market or otherwise. The Reporting Persons reserve the right to dispose of any or all of their Securities in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

Based on the above discussions with the Issuer and subject to the factors described above, the Reporting Persons may have discussions with other stockholders and potential nominees to the Board of Directors of the Issuer; make proposals to the Issuer concerning changes to the strategy, capitalization, governance, ownership structure, operations, or Certificate of Incorporation or Bylaws of the Issuer; or change their intention with respect to any and all matters referred to in this Item 4.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a), (b)  The Reporting Persons may be deemed to beneficially own in the aggregate 4,190,000 shares of Common Stock.  Based on a total of 61,214,014 outstanding shares of Common Stock, as reported in the Issuer’s Schedule 14A, filed on December 16, 2013, the Reporting Persons’ shares represent approximately 6.8% of the outstanding shares of Common Stock.

Additionally, Mr. Reynolds owns 2,000 shares of the 8.625% Cumulative Preferred Stock of Gastar Exploration USA, Inc., a subsidiary of the Issuer.

(c ) The trading dates, number of shares of Common stock purchased or sold, and the price per share of Common Stock for all transactions by the Reporting Persons in shares of Common Stock within the last sixty (60) days, all of which were brokered transactions, are set forth below.

Date	Number of Shares Purchased (Sold)	Average Price Per Share
10/30/2013	15,000	$4.23
10/31/2013	100,000	$4.24
11/01/2013	150,000	$4.28
11/04/2013	100,000	$4.29
11/05/2013	40,738	$4.36
11/07/2013	1,922	$4.21
11/11/2013	32,721	$4.40
11/12/2013	29,619	$4.26
11/18/2013	75,000	$4.76
11/18/2013	25,000	$4.56
11/19/2013	100,000	$4.51
11/20/2013	43,300	$4.41
11/21/2013	50,000	$4.61
11/25/2013	51,700	$5.55
12/02/2013	50,000	$5.99
12/03/2013	50,000	$5.83
12/04/2013	50,000	$5.85
12/06/2013	50,000	$5.51
12/10/2013	50,000	$5.31
12/11/2013	25,000	$5.06
12/19/2013	25,000	$5.56

(d)  The Reporting Persons affirm that no person other than those persons named in Item 2 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock owned by such Reporting Person.

(e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Mr. Reynolds has an arrangement with the Kleinheinz Parties to provide certain consulting services with respect to the Kleinheinz Parties’ holdings of working interests in wells and acreage in the Hunton Limestone field (Kingfisher and Canadian counties, Oklahoma).

On December 22, 2013, the Reporting Persons entered into the Joint Filing Agreement pursuant to which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer; (b) the Reporting Persons agreed to (i) coordinate their actions with respect to the purchase of shares of Common Stock and (ii) coordinate their actions with respect to any discussions with the company regarding the Company’s assets, business, capitalization, financial condition or operations; and (c) share certain expenses incurred in connection with the foregoing.  A copy of the agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1                      Joint Filing Agreement, dated December 22, 2013, by and among the Reporting Persons.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: December 22, 2013

GLOBAL UNDERVALUED SECURITIES MASTER FUND, L.P.

By:	Kleinheinz Capital Partners, Inc., its general partner

By:	/s/ John B. Kleinheinz
Name:	John B. Kleinheinz
Title:	President

KLEINHEINZ CAPITAL PARTNERS, INC.

By:	/s/ John B. Kleinheinz
Name:	John B. Kleinheinz
Title:	President

/s/ John B. Kleinheinz
JOHN B. KLEINHEINZ

/s/ Fred N. Reynolds
FRED N. REYNOLDS